United States securities and exchange commission logo





                          September 14, 2022

       David J. Marguglio
       Chief Executive Officer
       Adamis Pharmaceuticals Corporation
       11682 El Camino Real, Suite 300
       San Diego, CA 92130

                                                        Re: Adamis
Pharmaceuticals Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed September 9,
2022
                                                            File No. 333-267365

       Dear Mr. Marguglio:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Teri O   Brien